UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of November 2018

Golar LNG Limited
(Translation of registrant’s name into English)
2nd Floor,
S.E. Pearman Building,
9 Par-la-Ville Road,
Hamilton, HM 11
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

INTERIM RESULTS FOR THE PERIOD ENDED SEPTEMBER 30, 2018

Highlights

•	Golar LNG Limited ("Golar" or "the Company") reports net income of $66.2 million for the third quarter of 2018 ("3Q").

•	Total operating revenues of $123.1 million reported for the quarter.

•	Adjusted EBITDA[1] of $83.5 million for the quarter excluding $77.5 million of unrealized Brent oil linked mark-to-market derivative instrument income.

•	Net financial expenses of $37.8 million including mark-to-market derivatives related to interest and equity swaps of $10.7 million.

•	Completed the sale of initial equity interest in Golar Hilli LLC to Golar LNG Partners LP ("Golar Partners" or the "Partnership").

•	Joint venture Golar Power Limited ("Golar Power") closed $235.5 million financing facility for FSRU Golar Nanook and took delivery of vessel.

•	The shipping fleet records Time Charter Equivalent[1] ("TCE") earnings of $41,200 per day ($48,100 for TFDE vessels and $11,000 for steam vessels).

Subsequent Events

•	Established small-scale LNG entity Avenir LNG Limited ("Avenir") in conjunction with Stolt-Nielsen Limited ("Stolt-Nielsen") and Höegh LNG Holdings Limited ("Höegh").

•	FLNG Hilli Episeyo maintains 100% commercial uptime following acceptance. Export of the vessel's 10th LNG cargo currently in progress.

•	Shipping market improvement continues. Expected 4Q 2018 TCE[1] based on fixtures to date in range of $70,000 - $80,000 for all ships and $85,000 - $95,000 for TFDE vessels.

•
The Board approved an increase in the quarterly dividend to $0.15 cents per share in light of a solid cash position, a significantly improved shipping market and the successful startup of Hilli Episeyo.

1. Refer to section "Non-GAAP measures" for definition.

Financial Review

Business Performance

	2018
	Jul-Sep			Apr-Jun
(in thousands of $)	Vessel and other operations	FLNG	Total	Vessel and other operations	FLNG	Total
Total operating revenues	68,577	54,524	123,101	40,797	18,577	59,374
Vessel operating expenses	(16,785)	(12,065)	(28,850)	(16,940)	(3,556)	(20,496)
Voyage, charterhire & commission expenses (including expenses from collaborative arrangement)	(23,280)	(1,457)	(24,737)	(16,030)	(453)	(16,483)
Administrative expenses(2)	(14,804)	29	(14,775)	(13,257)	(99)	(13,356)
Project development expenses(2)	(1,037)	(4,704)	(5,741)	(1,145)	(6,798)	(7,943)
Realized gain on oil derivative instrument(3)	—	11,270	11,270	—	3,048	3,048
Other operating gains (losses)	26,000	(2,740)	23,260	10,000	(9,982)	18
Adjusted EBITDA(1)	38,671	44,857	83,528	3,425	737	4,162

Reconciliation to operating income (loss)
Unrealized gain on oil derivative instrument(3)	—	77,470	77,470	—	94,700	94,700
Depreciation and amortization	(16,477)	(12,051)	(28,528)	(16,366)	(4,091)	(20,457)
Operating income (loss)	22,194	110,276	132,470	(12,941)	91,346	78,405
(2) With effect from the quarter ended June 30, 2018, we presented a new line item, "Project development expenses", which includes costs associated with pursuing future contracts and developing our pipeline of activities that have not met our internal threshold for capitalization. Previously, these costs were presented within "Administrative expenses" along with our general overhead costs. This presentation change has been retrospectively adjusted in prior periods.
(3) With effect from the quarter ended September 30, 2018, we have split the line item "Realized and unrealized gain on oil derivative instrument" relating to income from the FLNG Hilli Episeyo Liquefaction Tolling Agreement into two line items, "Realized gain on oil derivative instrument" and "Unrealized gain on oil derivative instrument". The unrealized component includes a mark-to-market movement of $77.5 million (June 30, 2018: $94.7 million) on the oil embedded derivative, which represents the estimate of expected receipts under the remainder of the Brent oil linked clause of the Hilli Episeyo Liquefaction Tolling Agreement. The realized component amounts to $11.3 million (June 30, 2018: $3.0 million) and represents the income in relation to the Hilli Episeyo Liquefaction Tolling Agreement receivable in cash. This presentation change has been retrospectively adjusted in prior periods.

Including Golar Partners' interest in FLNG Hilli Episeyo, which is consolidated by Golar, the Company reports today 3Q 2018 operating income of $132.5 million compared to $78.4 million in 2Q 2018 ("2Q").

Total operating revenues net of voyage, charterhire and commission expenses increased from $42.9 million in 2Q to $98.4 million in 3Q. Of the 3Q total, $45.3 million is derived from vessel and other operations and $53.1 million is from FLNG operations.

Revenues from vessel and other operations, including management fee income, net of voyage, charterhire and commission expenses increased by $20.5 million to $45.3 million in 3Q. Revenue was negatively impacted by one vessel dry-docking during the quarter. Rising LNG production and ton miles together with a seasonal increase in trading activity absorbed vessels resulting in improving utilization and increasing charter rates. Fleet utilization increased from 62% in 2Q to 86% in 3Q. Daily TCE1 earnings increased from $19,600 in 2Q to $41,200 in 3Q.

FLNG Hilli Episeyo completed its first full quarter of operations. Operating revenues of $54.5 million include base tolling fees and amortization of pre-acceptance amounts recognized. Assuming uninterrupted operations, future quarterly operating revenues should be consistent at around the $54 million level recorded in 3Q.

Total vessel operating expenses increased by $8.4 million to $28.9 million in 3Q. FLNG operating costs for Hilli Episeyo were slightly higher than expected average operating costs for the vessel.

1. Refer to section "Non-GAAP measures" for definition.

At $14.8 million for the quarter, total administrative expenses were $1.4 million higher than 2Q. Additional employment costs, including non-cash share option expenses which totaled $3.7 million, together with higher property and office expenses as a result of an office move account for the increase.

Project development expenses include costs associated with the pursuit of potential projects and contracts. These expenses decreased from $7.9 million in 2Q to $5.7million in 3Q. Reduced engineering fees incurred in respect of the BP-Kosmos Tortue FLNG conversion and Mark II FLNG Front End Engineering and Design ("FEED") studies account for the decrease.

The Brent oil linked component of Hilli Episeyo's fees generates additional annual operating cash flows of approximately $3 million for every dollar increase in Brent Crude prices between $60.00 per barrel and the contractual ceiling. Billing of this component is based on a three month look-back at average Brent Crude prices. Amounting to $11.3 million in 3Q, the realized gain on the oil derivative instrument was up $8.2 million on 2Q. The increase in this hire component is predominantly a function of the vessel's first full quarter in service, but also a result of higher oil prices.

The fair value of the derivative asset (i.e. the value at September 30 of the potential future cash flow from the oil linked hire component) increased by $77.5 million during the quarter, with a corresponding unrealized gain of the same amount recognized in the income statement. The fair value increase was driven by an upward movement in the future market for Brent Oil.

Other operating gains and losses reported a 3Q gain of $23.3 million for the quarter. A cash recovery of $26.0 million was made during the quarter as a result of proceedings in respect of a former contract for the Golar Tundra. Proceedings are expected to end shortly. Mitigating the 3Q cash recovery in respect of Golar Tundra were FLNG related costs of $2.7 million in connection with the dissolution of OneLNG. Future costs in connection with this dissolution are expected to be minimal.

Depreciation and amortization increased by $8.1 million to $28.5 million in 3Q. The increase is once again due to the FLNG Hilli Episeyo, which was a depreciating asset for three months in 3Q versus one month in 2Q.

Net Income Summary

	2018	2018
(in thousands of $)	Jul-Sep	Apr-Jun
Operating income	132,470	78,405
Interest income	3,106	2,100
Interest expense	(32,645)	(24,014)
Losses on derivative instruments(4)	(10,730)	(85)
Other financial items, net(4)	2,499	1,916
Income taxes	(156)	(490)
Equity in net earnings (losses) of affiliates	2,668	(4,674)
Net income attributable to non-controlling interests	(31,000)	(16,839)
Net income attributable to Golar LNG Limited	66,212	36,319
(4) With effect from the quarter ended September 30, 2018, we presented a new line item, "(Losses) gains on derivative instruments", which relates to the movement of our derivative instruments. Previously, these items were presented within "Other financial items, net" along with our general finance costs. This presentation change has been retrospectively adjusted in prior periods.

1. Refer to section "Non-GAAP measures" for definition.

In 3Q, the Company generated net income of $66.2 million. In addition to the increase in Operating Income, other items contributing to the $29.9 million increase in 3Q are summarized as follows:

•
Interest expense increased by $8.6 million to $32.6 million mainly due to a full quarter's interest expense in respect of Hilli Episeyo. These costs had been capitalized up until the vessel's acceptance on May 31.

•
3Q recorded a $10.7 million loss on derivative instruments compared to a 2Q loss of $0.1 million. This includes mark-to-market valuations on the Total Return Swap ("TRS"), interest rate swaps ("IRS") and the Golar Partners Earn-Out Units derivative.

•	Other financial items reported a 3Q gain of $2.5 million compared to a 2Q gain of $1.7 million. This includes cash settled undesignated swap receipts together with foreign exchange gains and losses.

•	The $2.7 million 3Q equity in net earnings of affiliates is primarily comprised of the following:

•	a $4.1 million loss in respect of Golar’s 50% share in Golar Power; and

•	income of $6.9 million in respect of Golar's stake in Golar Partners.

•	Net income attributable to non-controlling interests represents external interests in the Hilli Episeyo and the finance lease variable interest entities ("VIEs").

Commercial Review

LNG Shipping

Increasing US LNG production and start-up of Yamal T2 together with strong Asian demand and rising ton miles prompted a number of multi-month and multi-year charters ahead of the summer cooling season. Vessel availability declined and rates increased, briefly surpassing their 2017 winter highs. Activity then eased over the summer months before regaining its positive momentum in September as strong end-user demand and rising oil prices fed through to increasing LNG prices, vessel fixtures, and spot rates approaching $100,000 per day. Newbuild deliveries also began to decline and commercial terms for Pacific basin fixtures exceeded those in the Atlantic for the first time since 3Q 2014. JKM and European gas prices ended the quarter up 86% and 43% respectively year-on-year, once again driven by strong demand from China and Korea. Comprised of a TCE1 of $48,100 in respect of its TFDE fleet (taking into account the dry-docking of one vessel during the quarter) and $11,000 for its two steam vessels, Golar recorded a 3Q 2018 TCE1 of $41,200 per day, up 210% on the $13,300 per day achieved in 3Q 2017 and 110% on the $19,600 achieved in 2Q 2018.

Dominated by new US volumes, LNG trade is expected to increase by 10% per annum from 290 million tons in 2017 to around 388 million tons in 2020. According to industry analysts, ton mile demand is expected to increase by 40+% over the same time frame. Annual fleet growth of 5% through to 2020, will, according to industry analysts, not be sufficient to meet this demand. Leading brokers continue to expect a 30-40 vessel shortfall. As of today there are minimal prompt available vessels worldwide and it is no longer possible to order a vessel for delivery before 2021. Multi-month and multi-year contracts continue to present themselves adding upward pressure on rates. The reactivated steam vessel Golar Viking is in the process of concluding an 11-month charter at a rate that is expected to improve the Adjusted EBITDA1 of the company by $17 million relative to the vessel's layup position. Spot rates in excess of $100,000 are now routinely being achieved for TFDE vessels with some vessels being fixed on short-duration voyages at substantially higher rates.

As previously indicated, Golar is working with other ship owners to establish a consolidated structure that will allow LNG shipping investors more direct exposure to the LNG shipping market. Some progress with these discussions has been made in the last quarter.

1. Refer to section "Non-GAAP measures" for definition.

Golar Partners (a non-consolidated affiliate of Golar LNG)

Triggered by the dry-docking of Golar Freeze on July 19, all remaining revenues receivable in respect of a prior contract for the FSRU were recognized during the quarter contributing to a significant improvement in the Partnership's 3Q results. Dry-dock and modifications necessary to service Golar Freeze's new 15-year contract were completed on October 20. By virtue of its 50% interest in Hilli Episeyo's common units, the Partnership is entitled to 50% of the net earnings of Hilli Episeyo attributable to common unit holders after July 12 when the acquisition closed. The Partnership’s reported share of net earnings in 3Q amounted to a loss of $0.1 million which includes non-cash charges of $7.3 million related to the depreciation and amortization of fair value adjustments made upon acquisition of the common units.

In line with what was communicated in 2Q, management completed its review of the Partnership's distribution capacity on October 23. After a thorough review, the Partnership's Board approved a quarterly distribution going forward of $0.4042 per unit, effective 3Q 2018. Based on the conservative assumptions used for recontracting the Partnership believes that this level of distribution, which represents a 30% cut, is sustainable for the foreseeable future. Reflective of a vessel dry-dock during the quarter and less than a full quarter's contribution from Hilli Episeyo, but excluding the additional revenues recognized during 3Q in respect of Golar Freeze's prior contract, 3Q distribution coverage1 increased to 1.02, from 0.56 in 2Q.

As a result of the cut, annual cash distributions to Golar in respect of its 31.8% interest in the Partnership will be reduced by approximately $15.7 million. Scope for improvement exists should the shipping market outperform moderate positive expectations or should the FSRU Golar Spirit find employment. There are also acquisition opportunities for the Partnership including Hilli Episeyo Train 2, the FSRU Golar Nanook, cash flows from the Sergipe project and a pipeline of potential carriers and FSRUs available for long-term fixtures. These opportunities are, however, to a large extent dependent on more effectively priced Golar Partners equity or realization of a flatter debt amortization profile that better reflects the economic life of the Partnership's assets.

FLNG

FLNG Hilli Episeyo continues to operate with 100% commercial availability. Currently in the process of exporting its 10th LNG cargo, the vessel's proof of concept continues to add momentum to both existing and new opportunities under discussion. Discussions also continue with field operator Perenco as to the timing of utilization of Hilli Episeyo's excess capacity.

On July 12, Golar and affiliates of Keppel Shipyard Limited and Black and Veatch closed the sale of 50% of the common units in Golar Hilli LLC to the Partnership. Although Golar continues to consolidate Golar Hilli LLC, after this transaction, net of non-controlling interests, Golar is entitled to 44.6% of cash flows from the initially contracted toll fee under the liquefaction tolling agreement, 89.1% of the Brent oil linked cash flows and 86.9% of any future cash flows from the vessel's expansion capacity. Annual cash generation to Golar based on current Brent Crude prices of $73bbl is expected to amount to approximately $40 million.

FEED work for the provision of a FLNG vessel to service the BP operated Greater Tortue/Ahmeyim project offshore Mauritania and Senegal has made significant progress and is in its final stages. BP has previously communicated to their shareholders that they expect to take FID on the project before the end of 2018. Golar remains ready to support this.

1. Refer to section "Non-GAAP measures" for definition.

Golar has also spent considerable time developing the Mark II FLNG vessel design. This work has been done in conjunction with other Asian yards. Significant progress has been made on the 3mtpa design and indications are that this will be cost competitive with the Mark I (Hilli Episeyo) design. These yards, in combination with export credit agencies and domestic banks, are likely to offer more attractive financing packages. The Mark II concept has applications that include the US Gulf Coast Delfin LNG ("Delfin") project and Fortuna.

Recent changes in leadership and sponsorship put the Delfin project on a clear path to FID and see the project take on an increased level of activity for Golar. When connected to Delfin's existing pipeline infrastructure, the Mark II FLNG solution is expected to deliver the lowest cost liquefaction solution in North America giving Delfin and Golar an early mover advantage marketing a relatively small parcel of LNG into a demand driven market. Further to the Joint Development Agreement signed in June 2017, Golar and Delfin are now working to finalize terms for the establishment of a joint venture company to own and develop the first floating liquefaction vessel.

Golar Power (50/50 Golar/Stonepeak Infrastructure Partners non-consolidated downstream joint venture)

Construction of the Sergipe power plant and associated FSRU mooring, pipeline and transmission line infrastructure continues to plan and remains on track for commencement of operations on January 1, 2020. Over 2,000 workers are currently on site.

Assuming no dispatch under the Power Purchase Agreements ("PPA"), forecast annual Adjusted EBITDA1 including inflation uplifts to date from the power project (of which Golar is entitled to a 25% interest which will be included within "equity in net earnings of affiliates" in the consolidated statements of income) is BRL 1.16 billion, equivalent to approximately US$313 million at a USD/BRL rate of 3.7. Payments under the executed PPA are inflation indexed over the 25-year term and provide for pass-through of fuel costs when the power plant is called upon to dispatch. Around 94% of the project finance facility is also BRL denominated. Net debt1 equates to approximately $1.24 billion at the same USD/BRL rate, thus creating a natural hedge for currency movements.

Additional to the forecast annual Adjusted EBITDA1 from the power project, the FSRU is expected to generate annual US CPI Adjusted EBITDA1 of approximately US$41.0 million (of which Golar is entitled to a 50% interest which will be included within "equity in net earnings of affiliates" in the consolidated statements of income). The modified FSRU Golar Nanook was delivered from the shipyard on September 27. Upon delivery a $235.5 million China Construction Bank Financial Leasing sale and leaseback facility was drawn down and used to settle the final yard installment of $174.6 million. Of the remaining $60.9 million liquidity released to Golar Power, $21.6 million was paid to project developer Genpower in October as part consideration for the acquisition of Genpower's initial 25% share in the power station. A final payment of approximately $10.0 million will be payable to Genpower upon commencement of commercial operations in January 2020. Remaining liquidity will be used to fund Golar Power working capital requirements through to commencement of operations at Sergipe.

Commencing in approximately 14 months, Golar's share of annual run rate Adjusted EBITDA1 less debt service from the fully financed Sergipe Power project and FSRU is expected to amount to approximately $45 million in 2020 assuming no dispatch. Golar Power is examining several alternate projects that could utilize the FSRU's 65% spare capacity and further augment cash generation.

Although the generic FSRU market remains over supplied and very competitive, Golar Power has invested heavily in securing licenses that allow it to bid at future Brazilian power auctions, of which there are usually

1. Refer to section "Non-GAAP measures" for definition.

2-4 per annum. In addition to creating attractive new markets for LNG, these potential projects are expected to create more appealing opportunities to deploy Golar FSRUs.

Avenir (25% interest in LNG small-scale venture, a non-consolidated affiliate)

Building on a teaming agreement previously signed with Stolt-Nielsen, Golar announced on October 1, 2018 an investment of $24.8 million in small-scale LNG services provider Avenir. This investment represents part of a combined commitment of up to $182.0 million from initial shareholders Stolt-Nielsen (50%), Höegh (25%) and Golar (25%). Golar's overall commitment to Avenir, which plans to list on the Oslo OTC market, is therefore $45.5 million. Small-scale opportunities to be pursued by Avenir include delivery of LNG to areas of stranded demand, development of LNG bunkering services and supply of LNG to the transportation sector. Savings as a result of high-margin oil-to-gas switching, policy changes including IMO2020, and the environmental merits of LNG relative to other fossil fuels are all expected to generate significant growth in this sector.

Avenir has taken FID and has started to build a LNG receiving terminal in Sardinia and is targeting distribution of LNG locally. Avenir may also be able to support future FSRU projects being pursued by two of its sponsors. Spare capacity on board FSRUs could be utilized to develop small-scale LNG distribution opportunities. Markets developed by Avenir together with demand for regasified LNG from an anchor tenant could then collectively support an otherwise marginal FSRU project. The company believes that early access to small-scale ship capacity might be critical to a tailor made solution for an oil-to-gas switch for potential customers. Avenir has ordered four 7,500cbm vessels and is in the process of committing to significantly more shipping capacity. Logistics and shipping services provided by Avenir may also be utilized in the event that Golar Power elects to use some of the spare capacity on board the FSRU Golar Nanook to break-bulk LNG in Sergipe.

Golar will equity account for its interest in Avenir. A shorter capex cycle relative to traditional LNG infrastructure means that this business has the potential to be generating cash flows as early as 2020.

Financing Review

Golar’s total current cash position as at September 30 was $764.2 million (including long-term restricted cash), of which $306.4 million was unrestricted and $175.5 million relates to the Hilli Episeyo letter of credit. This is after having settled amounts due to non-controlling (10.89%) shareholders Keppel and Black and Veatch following the final debt draw down and subsequent drop down of 50% of the common units of Golar Hilli LLC to Golar Partners. Of the $175.5 million restricted cash securing the Hilli Episeyo letter of credit, approximately $126.2 million is expected to be released to free cash1 between 2019 and 2021.

During the quarter amendments to the existing margin loan facility, secured by units in Golar Partners, were agreed. Subject to the satisfaction of certain covenants, no further principal repayments will be required ahead of loan maturity in March 2020. As at September 30, $100 million was outstanding against this facility.

During 4Q 2018 to date, $24.8 million has been paid to Avenir in respect of Golar's 25% investment and an expected $38.0 million representing final sums due in respect of the Hilli Episeyo conversion will be settled. Against this, a further $14.0 million has been received from former charterers of the FSRU Golar Tundra.

Included within the $830.9 million current portion of long-term debt and short-term debt is $799.0 million relating to lessor-owned VIE subsidiaries that Golar is required to consolidate in connection with 8 sale and leaseback financed vessels, including the Hilli Episeyo. Of the balance associated with VIE financings, one

1. Refer to section "Non-GAAP measures" for definition.

facility amounting to $134.8 million is due for refinancing by the end of 2018. Refinancing discussions are progressing.

Corporate and Other Matters

As at September 30, 2018, there were 101.3 million shares outstanding, including 3.0 million TRS shares that had an average price of $44.55 per share. The TRS was marked-to-market as of September 30, 2018 when the closing price was $27.80 per share. There were also 4.0 million outstanding stock options in issue with an average price of $36.37.

Over recent quarters Golar has focused on strengthening its balance sheet. As of today a solid cash and cash flow position have created a strong financial platform to equity finance a new FLNG project.

In light of the successful start-up of Hilli Episeyo and strong improvement in the shipping market the Board has approved an increase in the quarterly dividend from $0.125 to $0.15. It is the Board's intention to continue to grow the distribution. The size of this growth will be dependent on the development of the LNG shipping market as well as the equity required to finance further FLNG projects.

At Golar's Annual General Meeting on September 26, 2018, Thorleif Egeli was appointed as a Director, replacing Fredrik Halvorsen. Thorleif brings to Golar a wealth of upstream experience gained predominantly from a long career at Schlumberger.

1. Refer to section "Non-GAAP measures" for definition.

Outlook

FLNG Hilli Episeyo, operational for its first full quarter, delivered consolidated Adjusted EBITDA1 exclusive of unrealized oil derivative related income of $52.3 million. Charterers Perenco and SNH are pleased with the vessel's performance and discussions have commenced with Perenco on the utilization of the vessel's spare capacity. Golar anticipates being able to have some clarity of when the additional capacity will be taken up around the end of 4Q 2018. The Company also remains focused on being able to support BP on their Tortue project, and developing its pipeline of other FLNG opportunities.

Illustrative economics of shipping rate scenarios that only a few months ago may have appeared ambitious are beginning to materialize. Third quarter Adjusted EBITDA1 from vessel and other operations amounted to $38.7 million. For every $10,000 increase in TCE, Adjusted EBITDA1 from ships trading in the spot market will increase by approximately $40 million on an annual basis. 4Q TCE1 in the range of $70,000 - $80,000 is expected based on current fixtures which includes TFDE vessels in the range of $85,000 - $95,000. A strengthening market together with the resumption of trading by the Golar Viking during December are expected to result in further improvements to Adjusted EBITDA1 and net cash generation in 1Q 2019.

Golar Power is now less than 14 months away from commencing regas and power generation operations at its Sergipe power plant. Upon commencement in January 2020 and assuming no dispatch, this is expected to generate approximately $99 million in annual run rate Adjusted EBITDA1 based on a BRL/USD rate of 3.7, and approximately $45 million after the deduction of debt service.

The Board is particularly pleased with the way management is executing complex projects using new technology in a cost effective and efficient manner. The strong operational track record from these projects gives Golar unique credibility and a market leading position in the fast growing integrated LNG market.

A prolonged period of investment of around $4 billion worth of LNG infrastructure, including carriers, FSRUs, Hilli Episeyo and the Sergipe project is drawing to a close. Although it has been a challenge in the low oil price environment to carry this through without dilution to equity holders, concepts and investments are finally being transformed into operations and cash flows. Commencement of Hilli Episeyo, a resurgent shipping market and the pending start-up of Sergipe have transformed Golar into a fully financed cash generative company. It is the Board's intention to use part of the cash flow to grow the Company further, and to increase the distribution to the Company's shareholders.

Non-GAAP measures

Adjusted EBITDA: Adjusted EBITDA is defined as operating income before interest, tax, unrealized mark-to-market movements on the oil derivative instrument, depreciation and amortization. We believe Adjusted EBITDA is widely used by investors to measure a company’s operating performance without regard to items such as interest expense, taxes, depreciation and amortization which vary substantially from company to company depending on capital structure, the method by which assets were acquired and depreciation policies. The exclusion of the unrealized mark-to-market movements on the oil derivative instrument enables comparability to prior period performance and trend analysis. Management's definition of Adjusted EBITDA provides relevant and useful information to management, investors and other users of our financial information in evaluating the effectiveness of our operating performance in a manner that is consistent with management’s evaluation of business performance.

Distribution coverage ratio: The Partnership presents distributable cash flow which represents Adjusted EBITDA adjusted for the cash components of interest, derivatives, tax and earnings from affiliates. The Partnership also includes an adjustment for maintenance and replacement expenditures (including dry docking). Maintenance and replacement capital expenditures, including expenditure on dry-docking, represent capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership’s capital assets. The Partnership's share of equity accounted affiliate's distributable cash flow net of estimated capital expenditures represents the Partnership’s proportionate share of Adjusted EBITDA adjusted for the cash components of interest, tax and replacement expenditure. Distributable cash flow is a quantitative standard used by investors in publicly-traded partnerships to assist in evaluating a partnership's ability to make quarterly cash distributions to common unitholders, general partners and incentive distribution rights. Distributable cash flow is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance calculated in accordance with US GAAP. Refer to the Partnership’s most recent quarterly earnings release on its investor relations section on the Partnership's website (www.golarlngpartners.com) for a reconciliation to the most directly comparable financial measure under US GAAP.

Free cash: Free cash is defined as "cash and cash equivalents" as presented on the consolidated balance sheets.

Net debt: Net debt is defined as the sum of "Current portion of long-term debt and short-term debt" plus "Long-term debt" less "Cash and cash equivalents" less "Restricted cash and short-term deposits" less "Restricted cash".

TCE: The average TCE rate of our fleet is a measure of the average daily revenue performance of a vessel. TCE is calculated only in relation to our vessel operations. For time charters, TCE is calculated by dividing total operating revenues (including revenue from the Cool Pool, but excluding vessel and other management fees and liquefaction services revenue), less any voyage expenses, by the number of calendar days minus days for scheduled off-hire. Under a time charter, the charterer pays substantially all of the vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during dry-docking. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in an entity's performance despite changes in the mix of charter types (i.e. spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. We include average daily TCE, a non-GAAP measure, as we believe it provides additional meaningful information in conjunction with total operating revenues, the most directly comparable GAAP measure, because it assists our management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. Our calculation of TCE may not be comparable to that reported by other entities. Refer to our most recent quarterly earnings release on our investor relations section on our website (www.golar.com) for a reconciliation to the most directly comparable financial measure under US GAAP.

Forward Looking Statements

This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflects management’s current expectations, estimates and projections about its operations. All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements. Words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Unless legally required, Golar undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise.

Among the important factors that could cause actual results to differ materially from those in the forward-looking statements are:

•
our inability to meet our obligations under the Heads of Terms agreement entered into in connection with the BP Greater Tortue / Ahmeyim Project, prior to FID, which will result in extensive termination fees;

•
changes in liquefied natural gas, or LNG, carrier, floating storage and regasification unit, or FSRU, or floating liquefaction natural gas vessel, or FLNG, or small-scale LNG market trends, including charter rates, vessel values or technological advancements;

•	Golar Power's ability to successfully complete and start up the Sergipe power station project and related FSRU contract.

•	changes in our ability to retrofit vessels as FSRUs or FLNGs and in our ability to obtain financing for such conversions on acceptable terms or at all;

•	our ability to close potential future sales of additional equity interests in Golar Hilli LLC on a timely basis or at all;

•	changes in the supply of or demand for LNG carriers, FSRUs, FLNGs or small-scale LNG infrastructure;

•	a material decline or prolonged weakness in rates for LNG carriers, FSRUs, FLNGs or small-scale LNG infrastructure;

•	changes in the performance of the pool in which certain of our vessels operate and the performance of our joint ventures;

•	changes in trading patterns that affect the opportunities for the profitable operation of LNG carriers, FSRUs, FLNGs or small-scale LNG infrastructure;

•	changes in the supply of or demand for LNG or LNG carried by sea;

•	changes in commodity prices;

•	changes in the supply of or demand for natural gas generally or in particular regions;

•	failure of our contract counterparties, including our joint venture co-owners, to comply with their agreements with us;

•	changes in our relationships with our counterparties, including our major chartering parties;

•	changes in the availability of vessels to purchase and in the time it takes to construct new vessels;

•	failures of shipyards to comply with delivery schedules or performance specifications on a timely basis or at all;

•	our ability to integrate and realize the benefits of acquisitions;

•	changes in our ability to sell vessels to Golar Partners or our joint venture, Golar Power;

•	changes in our relationship with Golar Partners, Golar Power or Avenir and the sustainability of any distributions they pay to us;

•	changes to rules and regulations applicable to LNG carriers, FSRUs, FLNGs or other parts of the LNG supply chain;

•
our inability to achieve successful utilization of our expanded fleet or inability to expand beyond the carriage of LNG and provision of FSRUs, FLNGs, and small-scale LNG infrastructure particularly through our innovative FLNG strategy and our joint ventures;

•	actions taken by regulatory authorities that may prohibit the access of LNG carriers, FSRUs, FLNGs or small-scale LNG vessels to various ports;

•	changes in our ability to obtain additional financing on acceptable terms or at all;

•	increases in costs, including, among other things, wages, insurance, provisions, repairs and maintenance;

•	changes in general domestic and international political conditions, particularly where we operate;

•	a decline or continuing weakness in the global financial markets;

•	challenges by authorities to the tax benefits we previously obtained under certain of our leasing agreements; and

•
other factors listed from time to time in registration statements, reports or other materials that we have filed with or furnished to the Securities and Exchange Commission, or the Commission, including our most recent annual report on Form 20-F.

As a result, you are cautioned not to rely on any forward-looking statements. Actual results may differ materially from those expressed or implied by such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise unless required by law.

November 5, 2018
The Board of Directors
Golar LNG Limited
Hamilton, Bermuda

Questions should be directed to:
Golar Management Limited +44 207 063 7900
Iain Ross - Chief Executive Officer
Graham Robjohns - Chief Financial Officer and Deputy Chief Executive Officer
Stuart Buchanan - Head of Investor Relations

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	2018	2018	2018	2017
(in thousands of $)	Jul-Sep	Apr-Jun	Jan-Sep	Jan-Sep

Time and voyage charter revenues	46,981	30,800	123,414	52,004
Time charter revenues - collaborative arrangement	16,829	4,871	36,182	17,016
Liquefaction services revenue	54,524	18,577	73,101	—
Vessel and other management fees	4,767	5,126	15,968	16,930
Total operating revenues	123,101	59,374	248,665	85,950

Vessel operating expenses	28,850	20,496	67,761	38,870
Voyage, charterhire and commission expenses	5,200	5,316	15,307	20,637
Voyage, charterhire and commission expenses - collaborative arrangement	19,537	11,167	50,434	21,191
Administrative expenses (1)	14,775	13,356	38,867	27,188
Project development expenses (1)	5,741	7,943	16,964	6,383
Depreciation and amortization	28,528	20,457	65,394	59,937
Total operating expenses	102,631	78,735	254,727	174,206

Other operating income
Realized and unrealized gain on oil derivative instrument (2)	88,740	97,748	200,088	—
Other operating gains and losses	23,260	18	23,278	—
Operating income (loss)	132,470	78,405	217,304	(88,256)

Other non-operating income
Other	—	—	—	108
Total other non-operating income	—	—	—	108

Financial income (expense)
Interest income	3,106	2,100	7,150	4,704
Interest expense	(32,645)	(24,014)	(70,657)	(53,085)
(Losses) gains on derivative instruments (3)	(10,730)	(85)	(12,258)	580
Other financial items, net (3)	2,499	1,916	4,621	(4,075)
Net financial expense	(37,770)	(20,083)	(71,144)	(51,876)

Income (loss) before income taxes, equity in net earnings (losses) of affiliates and non-controlling interests	94,700	58,322	146,160	(140,024)
Income taxes	(156)	(490)	(640)	(1,070)
Equity in net earnings (losses) of affiliates	2,668	(4,674)	(3,547)	(19,100)

Net income (loss)	97,212	53,158	141,973	(160,194)
Net income attributable to non-controlling interests	(31,000)	(16,839)	(60,444)	(23,332)

Net income (loss) attributable to Golar LNG Limited	66,212	36,319	81,529	(183,526)

(1) With effect from the quarter ended June 30, 2018, we presented a new line item, "Project development expenses", which includes costs associated with pursuing future contracts and developing our pipeline of activities that have not met our internal threshold for capitalization. Previously, these costs were presented within "Administrative expenses" along with our general overhead costs. This presentation change has been retrospectively adjusted in prior periods.
(2) This includes (i) the mark-to-market movement of $77.5 million (June 30, 2018: $94.7 million) on the oil embedded derivative which represents the estimate of expected receipts under the remainder of the Brent-linked clause of the Hilli Episeyo Liquefaction Tolling Agreement and (ii) $11.3 million (June 30, 2018: $3.0 million) being the income in relation to the Hilli Episeyo Liquefaction Tolling Agreement receivable in cash.
(3) With effect from the quarter ended September 30, 2018, we presented a new line item, "(Losses) gains on derivative instruments", which relates to the movement of our derivative instruments. Previously, these items were presented within "Other financial items, net" along with our general finance costs. This presentation change has been retrospectively adjusted in prior periods.

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	2018	2018	2018	2017
(in thousands of $)	Jul-Sep	Apr-Jun	Jan-Sep	Jan-Sep

Net income (loss)	97,212	53,158	141,973	(160,194)

Other comprehensive (loss) income:
Net (loss) gain on qualifying cash flow hedging instruments	—	—	(5,038)	1,621
Net loss on foreign currency translation	(3,731)	(19,099)	(22,830)	—
Other comprehensive (loss) income	(3,731)	(19,099)	(27,868)	1,621
Comprehensive income (loss)	93,481	34,059	114,105	(158,573)

Comprehensive income (loss) attributable to:

Stockholders of Golar LNG Limited	62,481	17,220	53,661	(181,905)
Non-controlling interests	31,000	16,839	60,444	23,332
Comprehensive income (loss)	93,481	34,059	114,105	(158,573)

Golar LNG Limited

CONDENSED CONSOLIDATED BALANCE SHEETS

	2018	2017
(in thousands of $)	Sep-30	Dec-31
	Unaudited	Audited

ASSETS
Current assets
Cash and cash equivalents	306,387	214,862
Restricted cash and short-term deposits (1)	302,456	222,265
Other current assets	59,454	28,435
Amounts due from related parties	18,109	7,898
Total current assets	686,406	473,460
Non-current assets
Restricted cash	155,320	175,550
Investments in affiliates	702,222	703,225
Asset under development (2)	—	1,177,489
Vessels and equipment, net (2)	3,315,960	2,077,059
Other non-current assets	327,176	157,504
Total assets	5,187,084	4,764,287

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Current portion of long-term debt and short-term debt (1)	830,911	1,384,933
Amounts due to related parties	6,571	8,734
Other current liabilities	262,088	238,607
Total current liabilities	1,099,570	1,632,274
Non-current liabilities
Long-term debt (1)	1,788,669	1,025,914
Amounts due to related parties (3)	—	177,247
Other long-term liabilities	152,449	132,548
Total liabilities	3,040,688	2,967,983

Equity
Stockholders' equity	2,063,226	1,715,316
Non-controlling interests	83,170	80,988

Total liabilities and stockholders' equity	5,187,084	4,764,287

(1) Included within restricted cash and short-term deposits and debt balances are amounts relating to certain lessor entities (for which legal ownership resides with financial institutions) that we are required to consolidate under US GAAP into our financial statements as variable interest entities. Refer to Appendix A.
(2) Upon acceptance of the Hilli Episeyo under the Liquefaction Tolling Agreement with Perenco Cameroon S.A and Société Nationale des Hydrocarbures, we reclassified the carrying value of the vessel from "Asset under development" to "Vessels and equipment, net".
(3) On August 15, 2017, Golar Partners paid a deposit in relation to its acquisition of 50% of the Hilli Common Units of Golar Hilli LLC. In the current quarter, the deposit automatically converted to Hilli Common Units when the vessel was fully commissioned and accepted by the counterparty. The conversion of the deposit into Hilli Common Units represented a partial disposal of a subsidiary. As we have retained control of Golar Hilli LLC, and therefore continue to consolidate, the impact of the disposal is reflected within equity.

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS

	2018	2018	2018	2017
(in thousands of $)	Jul-Sep	Apr-Jun	Jan-Sep	Jan-Sep

OPERATING ACTIVITIES
Net income (loss)	97,212	53,158	141,973	(160,194)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	28,528	20,457	65,394	59,937
Amortization of deferred charges and debt guarantees	1,715	3,200	6,750	(2,306)
Equity in net earnings (losses) of affiliates	(2,668)	4,674	3,547	19,100
Dividends received (1)	7,718	3,814	15,837	25,079
Net foreign exchange losses	355	46	973	2,034
Compensation cost related to stock options	3,746	3,415	9,113	6,196
Change in fair value of derivative instruments	10,730	85	12,258	(580)
Change in fair value of oil derivative instrument	(77,470)	(95,541)	(186,611)	—
Change in assets and liabilities:
Trade accounts receivable	(9,614)	(8,378)	(22,494)	(1,191)
Inventories	1,445	1,761	1,410	(2,313)
Other current and non-current assets	(2,961)	8,737	3,482	(2,596)
Amounts due to related companies	(18,737)	(893)	(13,050)	(32,706)
Trade accounts payable	(20,957)	(106)	(26,092)	(2,376)
Accrued expenses	(5,327)	17,304	9,681	21,030
Other current and non-current liabilities	(780)	5,366	39,099	16,396
Net cash provided by (used in) operating activities	12,935	17,099	61,270	(54,490)

INVESTING ACTIVITIES
Additions to vessels and equipment	(1,198)	(1,478)	(2,999)	(1,233)
Additions to asset under development	—	(26,866)	(116,715)	(169,542)
Additions to investments in affiliates	(3,728)	(18,845)	(65,972)	(91,499)
Dividends received (1)	5,425	9,330	23,760	13,434
Proceeds from disposals to Golar Partners		—	—	70,000
Net cash provided by (used in) investing activities	499	(37,859)	(161,926)	(178,840)

FINANCING ACTIVITIES
Proceeds from short-term and long-term debt	1,748	1,061,000	1,177,748	778,432
Repayments of short-term and long-term debt	(62,640)	(808,244)	(936,896)	(398,316)
Payment for capped call in connection with bond issuance	—	—	—	(31,194)
Cash effect of consolidating Hilli Lessor VIE (2)	—	36,532	36,532	—
Cash dividends paid	(17,179)	(4,873)	(27,085)	(15,384)
Proceeds from exercise of share options	1,414	747	2,597	203
Financing costs paid	—	(590)	(754)	(1,564)
Net cash (used in) provided by financing activities	(76,657)	284,572	252,142	332,177
Net (decrease) increase in cash, cash equivalents and restricted cash (3)	(63,223)	263,812	151,486	98,847
Cash, cash equivalents and restricted cash at beginning of period (3)	827,386	563,574	612,677	640,218
Cash, cash equivalents and restricted cash at end of period (3)	764,163	827,386	764,163	739,065

(1) Following the adoption of the amendments to ASC 230, we have made an accounting policy election to classify distributions received from equity method investees using the "cumulative earnings approach" and, as a result, certain of the dividends received have been reclassified, where required, as cash inflows from investing activities for all periods presented.
(2) In June 2018, we sold the Hilli Episeyo to a China State Shipbuilding Corporation entity and subsequently leased back the vessel on a bareboat charter for a term. Subsequent to the transaction, we have assessed that this is a variable interest entity ("Hilli Lessor VIE") and that we are the primary beneficiary of Hilli Lessor VIE. Accordingly, under US GAAP, we are required to consolidate Hilli Lessor VIE into our consolidated financial statements. The balance relates to the cash reserves in Hilli Lessor VIE on the date that we are required to consolidate the entity.
(3) Following the adoption of the amendments to ASC 230, the statement of cash flows presents the change in the period in total cash, cash equivalents and restricted cash. These amendments have been applied retrospectively for all prior periods presented.

Golar LNG Limited

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands of $)	Share Capital	Treasury Shares	Additional Paid-in Capital	Contributed Surplus (1)	Accumulated Other Comprehensive Loss	Accumulated Retained Earnings (Losses)	Total before Non- controlling Interests	Non-controlling Interests	Total Equity
Balance at December 31, 2016	101,081	(20,483)	1,488,556	200,000	(9,542)	103,650	1,863,262	46,564	1,909,826

Net loss	—	—	—	—	—	(183,526)	(183,526)	23,332	(160,194)
Dividends	—	—	—	—	—	(14,635)	(14,635)	—	(14,635)
Exercise of share options	27	—	177	—	—	—	204	—	204
Grant of share options	—	—	7,866	—	—	—	7,866	—	7,866
Forfeiture of share options	—	—	(120)	—	—	—	(120)	—	(120)
Other comprehensive income	—	—	—	—	1,621	—	1,621	—	1,621
Issuance of convertible bonds	—	—	39,861	—	—	—	39,861	—	39,861

Balance at September 30, 2017	101,108	(20,483)	1,536,340	200,000	(7,921)	(94,511)	1,714,533	69,896	1,784,429

(in thousands of $)	Share Capital	Treasury Shares	Additional Paid-in Capital	Contributed Surplus (1)	Accumulated Other Comprehensive Loss	Accumulated Retained Losses	Total before Non- controlling Interests	Non-controlling Interests	Total Equity
Balance at December 31, 2017	101,119	(20,483)	1,538,191	200,000	(7,769)	(95,742)	1,715,316	80,988	1,796,304

Net income	—	—	—	—	—	81,529	81,529	60,444	141,973
Dividends	—	—	—	—	—	(22,350)	(22,350)	(15,608)	(37,958)
Exercise of share options	180	—	2,417	—	—	—	2,597	—	2,597
Grant of share options	—	—	11,159	—	—	(133)	11,026	—	11,026
Forfeiture of share options	—	—	(1,492)	—	—	—	(1,492)	—	(1,492)
Effect of consolidating Hilli Lessor VIE (2)	—	—	—	—	—	—	—	28,703	28,703
Sale of equity interest in common units (3)	—	—	304,468	—	—	—	304,468	(126,491)	177,977
Conversion of debt to equity (3)	—	—	—	—	—	—	—	55,134	55,134
Other comprehensive loss	—	—	—	—	(27,868)	—	(27,868)	—	(27,868)

Balance at September 30, 2018	101,299	(20,483)	1,854,743	200,000	(35,637)	(36,696)	2,063,226	83,170	2,146,396
(1) Contributed Surplus is 'capital' that can be returned to shareholders without the need to reduce share capital, thereby giving Golar greater flexibility when it comes to declaring dividends.
(2) This refers to the equity and reserves of the Hilli Lessor VIE on the date that we commenced consolidating the entity.
(3) In the current quarter, we completed the dropdown of 50% of the Hilli Common Units in Golar Hilli LLC to Golar Partners. As we retain control of the entity, the dropdown is accounted for as a partial disposal within equity.

Golar LNG Limited

APPENDIX A

The table below represents our actual debt including the capital lease obligations between us and the lessor VIEs which are eliminated on consolidation as at quarter end:

(in thousands of $)	September 30, 2018	Scheduled capital repayments over the next 12 months

Non-VIE debt
2017 convertible bonds	350,148	—
Margin loan	100,000	—
Golar Arctic facility	60,125	(7,300)
Golar Viking facility	48,177	(5,208)
Golar Bear	86,200	(10,774)
Golar Frost	93,003	(10,942)

Capital lease obligations between Golar and the lessor VIE (1)
Golar Glacier	163,837	(6,511)
Golar Kelvin	165,395	(6,405)
Golar Ice	165,920	(6,370)
Golar Snow	165,395	(6,405)
Golar Crystal	104,467	(5,332)
Golar Tundra (2)	143,310	(12,987)
Golar Seal (2)	135,100	(6,700)
Hilli	927,000	(66,000)

Total	2,708,077	(150,934)

Deferred finance charges
- NonVIE debt	(14,623)
- Capital lease obligations between Golar and the lessor VIE (1)	(9,150)

VIE consolidation adjustment (1)	(64,724)

Total debt, net of deferred financing costs	2,619,580

(1) Under US GAAP, we consolidate the lessor VIE. Accordingly, the capital lease obligations between Golar and the lessor VIEs are eliminated. See the table below.
(2) The payment obligations relating to the Golar Tundra and Golar Seal above have been prepared on the assumption that we are able to secure a replacement charter for these two vessels, to ensure continuation of these financing arrangements.

Included within the restricted cash and short-term deposits and debt balances are amounts relating to lessor VIE entities that we are required to consolidate under US GAAP into our financial statements as variable interest entities. The following table represents the impact of consolidating these lessor VIEs into our balance sheet, with respect to these line items:

(in thousands of $)	September 30, 2018	December 31, 2017

Restricted cash and short-term deposits	188,434	130,063

Current portion of long-term debt and short-term debt, net of deferred finance charges	799,011	833,664
Long-term debt, net of deferred finance charges	1,097,539	252,691
Total	1,896,550	1,086,355

The consolidated results and net assets of the consolidated lessor VIE entities are based on management's best estimates. Between the timing of our Q3 2018 earnings release and the filing of our Q3 2018 quarterly report on Form 6-K, in the event the consolidated lessor VIEs enter into binding long-term refinancing agreements, the classification of debt between current and non-current may change.

As discussed above, we are required to consolidate amounts relating to lessor VIE entities into our financial statements. As such, the table above represents the lessor VIE entities' balances and not the actual costs and balances to us.